NEWS RELEASE

INTEROIL ADDS TWO ADDITIONAL DIRECTORS TO ITS BOARD AND APPOINTS DR. GAYLEN BYKER AS CHAIRMAN

Port Moresby and Houston, TX – July 02, 2012 – InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) today announced that its board of directors has approved the addition of two members. Sir Rabbie Namaliu, the former Prime Minister of Papua New Guinea, and Samuel Delcamp, former Executive Director and Chief Investment Officer of the Fuller Foundation, have both joined the Board. In keeping with good corporate governance practices, the Board also decided to separate the roles of Chairman and Chief Executive Officer. Dr. Gaylen Byker was appointed Chairman of the Board. Phil Mulacek will continue as Chief Executive Officer.

In addition to serving as Papua New Guinea Prime Minister from 1988 until 1992, Sir Rabbie served as Speaker of the National Parliament between 1994 and 1997. Prior to this, Sir Rabbie was Minister for Foreign Affairs and Trade from 1982 until 1984 and has held several other senior government posts since his first election to parliament in 1982. An independent Non-Executive Director of Perth-based Marengo Mining Limited, Sir Rabbie has also been Chairman of the Board of directors of the publicly listed investment firm Kina Asset Management Ltd. since 2008. He is also a member of the PNG Institute of Directors. Sir Rabbie has chaired InterOil’s PNG Advisory Committee since August, 2011.

Samuel L. Delcamp has more than 40 years of investment experience. He served as Executive Director and Chief Investment Officer of The Fuller Foundation, a public charity, for 24 years. Mr. Delcamp was instrumental in founding the organization and overseeing the growth in its assets under management from $4 million to more than $600 million. Mr. Delcamp has additionally served as Director and President of MBM Partners, Inc., an unregistered investment advisor.

During his tenure as a director since 1997, Dr. Byker held roles as lead independent director, chair of the Board’s Compensation, Nominating and Governance committees and membership of its Audit and Reserves committees. Dr. Byker has practiced law and served as Head of Commodity Indexed Transactions and Financings at Chase Manhattan Investment Bank and Banque Paribas. He was also co-head of commodity derivatives at Phibro Energy and a partner of Offshore Energy Development Corporation. Dr. Byker retired from his role as President of Calvin College, a leading North American education institution, on June 30th which has afforded him the time to undertake the enhanced role with InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea. InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800